Exhibit D-4

The Commonwealth of Massachusetts
_________

DEPARTMENT OF
TELECOMMUNICATIONS AND ENERGY

January 4, 2000

D.T.E.  99-67

Petition of Eastern Edison Company, pursuant to G.L. c. 164, Section 9A, for approval to transfer all of its outstanding securities in Montaup Electric Company to its parent company, Eastern Utilities Associates.



APPEARANCE:

David A. Fazzone, Esq.
David A. Fazzone, P.C.
and
Laura S. Olton, Esq.
McDermott, Will & Emery
28 State Street
Boston, Massachusetts 02109
FOR:    EASTERN EDISON COMPANY
        Petitioner



I.      INTRODUCTION

On July 19, 1999, Eastern Edison Company ("Eastern" or "Company") pursuant to G.L. c. 164, Section 9A, petitioned the Department of Telecommunications and Energy ("Department") for approval to transfer all of its outstanding securities in its wholly-owned subsidiary, Montaup Electric Company ("Montaup"), to its parent company, Eastern Utilities Associates ("EUA"), thereby causing Montaup to become a wholly-owned, first-tier subsidiary of EUA. Alternatively, Eastern requests that the Department find t hat it does not have jurisdiction over the transaction, if Montaup first amends its charter so as to no longer be an electric company pursuant to G. L. c. 164, Section 9A. (Footnote 1)

On October 18, 1999, the Department held a public hearing to afford interested persons the opportunity to comment. No members of the public attended the hearing. The Department received no petitions to intervene.

II.     STANDARD OF REVIEW

In pertinent part, G.L. c. 164, Section 9A states that an already organized electric company may, by vote of two thirds in amount of all its stockholders, state that its corporate purpose shall be the generating and buying of electricity and the transmitting and selling of the same to two or more corporations specified. Upon the Department's approval of the stockholders' statement, the corporation may subscribe for, acquire, own and dispose of stock, bonds or other securities of such electric company, and may issue and sell its own stock, bonds or other securities to obtain the capital necessary to acquire the same.

III.    THE COMPANY'S PROPOSAL

Eastern reported that Montaup has a total capitalization of $215,615,000, consisting of $42,140,000 in common stock, $21,238,000 in other paid-in capital, $1,500,000 in preferred stock, $88,117,000 in debenture bonds, and $62,630,000 in retained earnings (Exhs. DTE 1-3; DTE 2-8). (Footnote 2) Eastern requests authorization to transfer to EUA, and for EUA to acquire from Eastern, all of Eastern's securities and other investments in Montaup, thereby converting Montaup into a wholly-owned first-tier subsidiary of EUA (Petition at Att. 1; Exh. DTE 1-1). The transfer of Montaup's securities to EUA by Eastern will take the form of one or more special dividend payments to be paid out of Eastern's retained earnings to the maximum extent possible, and thereafter, subject to receipt of federal approval, out of paid-in-capital, unearned surplus and/or a redemption of Eastern's common stock (Petition at Att. 1; Exh. DTE 2-4).

Eastern contends that its customers will benefit from the proposed Montaup spin-off by eliminating any risks associated with the generation business from Eastern's long-term debt and preferred stock ratings and completely separating the competitive, generation-related business from the regulated, monopoly businesses (Exh. DTE 1-4). Also, the Company maintains that the spin-off reduces the costs of litigating rate cases by avoiding protracted debate about the cost impact of owning Montaup on Eastern's distribution rates (id.). Moreover, Eastern states that the proposed stock transfer will have no adverse effect on Eastern's electric rates (Exh. DTE 2-2). Eastern notes that (1) in accordance with the restructuring settlement agreement, distribution rates are frozen until December 31, 2000; (2) Massachusetts law requires a 15 percent rate reduction in total rates to continue through 2004; and (3) the treatment of changes in capitalization used for Montaup caps the overall pretax rate of return at 11.12 percent. Therefore, the Company considers that any changes to the capitalization that may increase Eastern's overall rate of return would not have an adverse impact on ratepayers (id.).

As noted above, Eastern intends to transfer its interest in Montaup to EUA by way of one or more special non-cash dividends (Exhs. DTE 2-4; DTE 2-5).
Because Montaup's total capitalization of $215,615,000 exceeds Eastern's total retained earnings of $109,530,000, the Company has requested that it be allowed to draw from its paid-in-capital, unearned surplus and common stock accounts as necessary to provide for the difference (Exh. DTE 2-3). The Company considers its post-transfer capitalization would be an interim structure, pending the disposition of the proposed merger of EUA and New England Electric System ("NEES") (Exh. DTE 1-3). (Footnote 3) If Eastern were to remain a stand-alone retail distribution utility, the Company would seek long-term financing of any outstanding short-term debt (id.).

IV.     ANALYSIS AND FINDINGS

Eastern's proposed transfer of Montaup to EUA would ensure the separation of EUA's competitive generation-related activities conducted by Montaup from those regulated operations conducted by Eastern (Exh. DTE 1-4). Eastern's proposed transaction will also simplify and facilitate the proposed merger of EUA with NEES, because as part of the proposed merger. Eastern would be merged directly into Massachusetts Electric Company ("MECo") (Exh. DTE 1-5). Consequently, in the absence of the transfer, MECo would revert back to a fully-integrated generation, transmission, and distribution company by virtue of its ownership of Montaup. Therefore, the Department considers the Company's proposal to be consistent with the objectives of the Electric Industry Restructuring Act, G.L.
c. 164, Section 1 et seq., and the Restructuring Settlement Agreement approved by the Department in Eastern Edison Company, D.P.U./D.T.E. 96-24 (1997).

Additionally, the proposed transfer would eliminate the risk to Eastern's ratepayers associated with the effect of Montaup's generation operations on the Company's long-term debt and preferred stock ratings (Exh. DTE 1-4). The elimination of this risk would also give rise to other benefits, as represented by reduced litigation expense in rate proceedings concerning the impact of Montaup's ownership on distribution rates (Exh. DTE 1-4). See Brockton Edison Company, D.P.U. 19841, at 5-7 (1979); Brockton Edison Company, D.P.U. 19258, at 9-12 (1978).

Concerning Eastern's request to use its common stock and other capital accounts to implement the Montaup transfer to EUA, the Department notes that the Company is a wholly-owned subsidiary of EUA; no issues have been raised concerning the effect of w hat effectively constitutes an internal transfer on EUA's corporate accounts on EUA and its shareholders. Additionally, Eastern has represented that, depending upon the outcome of the Department's investigation in D.T.E. 99-47, the Company will either be directly merged into MECo or will seek long-term financing at a later date. The Department concludes that to the extent there are any short-term effects on Eastern's relative risk resulting from the reduction in the Company's common equity accounts, these would be remedied as part of a future financing or related proceeding. Accordingly, the Department approves the Company's request to use its common stock and other common equity accounts to consummate the transfer of Montaup to EUA. (Footnote 4) Based on the foregoing analysis, the Department approves of the proposed transfer of Eastern's interest in Montaup to EUA.

V.      ORDER

Accordingly, after notice, hearing, and consideration, the Department

ORDERED: That the petition of Eastern Edison Company to transfer all outstanding securities of Montaup Electric Company to its parent, Eastern Utilities Associates is approved; and it is

FURTHER ORDERED: That Eastern Edison Company's request for alternative findings of no jurisdiction is denied.

By Order of the Department,

/s/ Janet Gail Besser
Janet Gail Besser, Chair


/s/ James Connelly
James Connelly, Commissioner


/s/ W. Robert Keating
W. Robert Keating, Commissioner


/s/ Paul B. Vasington
Paul B. Vasington, Commissioner


/s/ Eugene J. Sullivan
Eugene J. Sullivan, Jr., Commissioner

A true copy
        Attest:



/s/ Mary L. Cottrell
MARY L. COTTRELL
Secretary


Appeal as to matters of law from any final decision, order or ruling of the Commission may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.

Such petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order or ruling of the Commission, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court sitting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5, Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of 1971).


Footnote 1:    The Department has reviewed Eastern's proposal in accordance with jurisdiction afforded pursuant to G.L. c. 164, Section 9A, and makes no determination on whether Montaup could have amended its articles of organization so as to avoid the Department 's approval of this transaction.

Footnote 2:    The Department, on its own motion, accepts the following as exhibits in this proceeding: Responses to the Department's information requests as Exhs. DTE 1-1 through 1-5, 2-1 through 2-11, and 3-1; the Company's petition; and a transcript of the minutes of a special meeting of Eastern's Board of Directors held on December 7, 1999

Footnote 3:    The proposed merger is the present subject of Department
proceedings in D.T.E. 99-47.

Footnote 4:    In granting this approval, it is the Department's understanding that Eastern intends to include all of the Montaup-related balances booked to Account 216.1 (Unappropriated Undistributed Subsidiary Earnings) as part of the special dividend or dividends to EUA.